

10035018

n.a. 2/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Bloomingdale Rd., Suite 3400
(No. and Street)

White Plains	NY	10605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerome Keenan — 914-949-9183
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/16

OATH OR AFFIRMATION

I, Paul Dos Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Equity Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNIE PEREYRA
Notary Public, State of New York
No. 01PE6191668
Qualified in Westchester County
Commission Expires August 18, 2012

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
International Equity Services, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of International Equity Services, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 14, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

INTERNATIONAL EQUITY SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 29,475
Due from clearing broker	11,446
Property and equipment, net of accumulated depreciation	24,960
Total Assets	$ 65,881

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,250
Income taxes payable	1,000
Total Liabilities	3,250
Stockholders' Equity:	
Common stock - no par value, 200 shares authorized, 20 shares issued and outstanding	30,500
Retained earnings	32,131
Total Stockholders' Equity	62,631
Total Liabilities and Stockholders' Equity	$ 65,881

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 1,283,018
Interest income	14
Miscellaneous income	40
Total Revenues	1,283,072
Expenses:	
Commissions	996,585
Clearing expenses	93,705
Communications and occupancy	60,267
Regulatory fees	3,973
Clerical expense	76,220
Professional fees	8,934
Other operating expenses	27,339
Total Expenses	1,267,023
Income Before Provision For Income Taxes	16,049
Provision For Income Taxes	1,300
Net Income	$ 14,749

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances, January 1, 2009	$ 30,500	$ 17,382	$ 47,882
Net Income	-	14,749	14,749
Balances, December 31, 2009	$ 30,500	$ 32,131	$ 62,631

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 14,749
Adjustments to reconcile income to net cash provided by operating activities	
Depreciation	1,090
(Increase) decrease in operating assets:	
Due from clearing broker	(707)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(250)
Income taxes payable	1,000
Total adjustments	1,133
Net cash provided by operating activities	15,882
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(26,050)
Net cash used in investing activities	(26,050)
Net decrease in cash and cash equivalents	(10,168)
Cash and cash equivalents, Beginning of Year	39,643
Cash and cash equivalents, End of Year	$ 29,475

Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Income taxes paid	$ 300

See accompanying notes to financial statements.

INTERNATIONAL EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Note (1) - Nature of business:

International Equity Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by another broker on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) – Summary of significant accounting policies:

(A) Method of accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned regardless of when the cash is received, and recognizes expenses in the accounting period in which the expenses are incurred regardless of when cash is disbursed.

(B) Securities transactions:
The Company records securities transactions, including commission revenue on a trade-date basis.

(C) Income taxes:
The Company has elected under the applicable provision of the Internal Revenue and New York State Franchise Tax Codes to have the Corporation report its income for Federal and New York State Franchise tax purposes as an "S" corporation. Accordingly, the stockholders report the net taxable income or loss of the Company in their personal returns. Therefore, no provisions are made in the accompanying financial statements for Federal or NYS Franchise taxes, except for the NYS Franchise tax on "S" corporations.

(D) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(E) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, there were no cash equivalents.

INTERNATIONAL EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2009

Note (2) - Summary of significant accounting policies - cont'd:

(F) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(G) Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Property and equipment:

Property and equipment consists of the following as of December 31, 2009:

Furniture and equipment	$ 15,000
Computer equipment	11,050
	26,050
Less: Accumulated depreciation	(1,090)
Net book value	$ 24,960

Depreciation for the year ended December 31, 2009 amounted to $1,090. Fixed assets are depreciated using the straight-line method over the estimated life of the related asset. Estimated lives for equipment is five years and furniture and fixtures is ten years.

INTERNATIONAL EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2009

Note (4) – Related party transactions:

The Company shares office space leased by an affiliated company. The Company and its affiliate are owned by the same stockholders. The Company pays its pro-rata share of the rent for the space it occupies and all of its applicable operating expenses. Total rent paid for the year ended December 31, 2009 was $41,602.

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $37,456, which exceeded its requirement of $5,000 by $32,456. The Company had a percentage of aggregate indebtedness to net capital of 8.68% as of December 31, 2009.

INTERNATIONAL EQUITY SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

INTERNATIONAL EQUITY SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Computation of Net Capital

Stockholders' equity	$ 62,631
Non-allowable assets:	
Property and Equipment	24,960
Net capital before haircuts on proprietary positions	37,671
Haircuts	215
Net capital	37,456
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 3,250	5,000
Excess net capital	$ 32,456
Ratio of aggregate indebtedness to net capital	0.0868 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 2,250
Income taxes payable	1,000
	$ 3,250

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2009):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 37,456
Net capital per above	$ 37,456

INTERNATIONAL EQUITY SERVICES, INC.
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
FOR THE PERIOD APRIL 1, 2009 THROUGH DECEMBER 31, 2009

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 830,676
Additions	0
Deductions Clearing charges paid to other SIPC member	(58,885)
SIPC Net Operating Revenues	$ 771,791

Determination of General Assessment:

SIPC Net Operating Revenues	$ 771,791
General Assessment @ .0025	$ 1,929

Assessment Remittance:

Greater of General Assessment or $ 150 Minimum	$ 1,929
Less: Payment Made With Form SIPC-4 in January, February or March 2009	(150)
Assessment Balance Due – Paid January 14, 2010	$ 1,779

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period April 1, 2009 through December 31, 2009:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 771,791
SIPC Net Operating Revenues as computed above	771,791
Difference	$ 0

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the President of
International Equity Services, Inc.
White Plains, New York

In planning and performing our audit of the financial statements of International Equity Services, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 14, 2010

// Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
International Equity Services, Inc.
White Plains, New York

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of International Equity Services, Inc. for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2009 to December 31, 2009, with amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of International Equity Services, Inc. taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
January 14, 2010

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009

CONTENTS

INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2009